Exhibit 21.0

Subsidiaries

Registrant	Percentage Ownership	Jurisdiction or State of Incorporation

Fox Chase Bancorp, Inc.		Maryland

Subsidiaries

Fox Chase Bank	100%	United States

Fox Chase Financial, Inc. (1)	100%	Delaware

Fox Chase Service Corporation (1)	100%	Pennsylvania

Davisville Associates LLC (1)	100%	Pennsylvania

104 S. Oakland Ave., LLC (1)	100%	New Jersey

(1)                  Wholly owned subsidiary of Fox Chase Bank.